[Wilson Sonsini Goodrich & Rosati Letterhead]

December 15, 2008

VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Larry Spirgel
Melissa Hauber
John Harrington

Re:	BigBand Networks, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2008
File No. 1-33355

Ladies and Gentlemen:

On behalf of BigBand Networks, Inc. (the “Company”), we are transmitting the Company’s Memorandum of Response (the “Response Letter”) to the additional comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 2, 2008 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the fiscal quarter ended June 30, 2008.

If you should have any questions or additional comments regarding the Company’s Response Letter, please do not hesitate to contact the undersigned at (512) 338-5400.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ J. Robert Suffoletta
J. Robert Suffoletta, Esq.

BIGBAND NETWORKS, INC.

MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE COMMISSION

COMMENTS AS SET FORTH IN THE STAFF’S LETTER DATED DECEMBER 2, 2008

This memorandum sets forth the response of BigBand Networks, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated December 2, 2008 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the fiscal quarter ended June 30, 2008.

This Memorandum is being filed via EDGAR. For convenience, the Company has incorporated the Staff’s comments in bold typeface before each of its responses.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Overview, Page 37

1. We note your response to comment one in our letter dated November 6, 2008. However, we still believe you should specifically identify a material customer that accounts for a substantial percentage (in excess of 10%) of your revenues in your most recently completed fiscal year. We note that you have identified your three customers that each accounted for over 10% of your revenues; however, one customer, whose identity may be deduced from your disclosure, accounted for a significantly greater amount of revenues than the other two. We disagree that the identity of such customer would be confusing to investors and feel such disclosure is required so investors may completely assess the significance of this relationship. Please identify any such material customer in future filings.

BigBand Response

In response to the Staff’s comment, we will include the names of each material customer (10% or greater) in the MD&A of our future filings on Form 10-K and Form 10-Q. In addition, as requested by the Staff, we will identify by name any customer that accounted for a significantly greater amount of revenues than other customers during the period and indicate the relative range of revenues represented by each such customer. A sample of this disclosure for the three months and fiscal year ended December 31, 2007 is set forth below.

Sample disclosure:

During the three months ended December 31, 2007, each of Comcast Cable, Cox Communications, Time Warner Cable and Verizon represented greater than 10% of our total revenues for such period with Verizon representing greater than 30% of our total revenues for such period. During the fiscal year ended December 31, 2007, each of Cox Communications, Time Warner Cable and Verizon represented greater than 10% of our total revenue for such period with Verizon representing approximately 40% of such revenues during the period.